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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
SEC 155 SECTION

SEC FILE NUMBER
8- 65344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __03/14/02__ AND ENDING __12/31/02__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Pinetree Capital Management LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

   131 Jericho Tpke.

(No. and Street)

Jericho,	New York	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Bradley Grossman   (516)876-0295

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

(Name – if individual, state last, first, middle name)

585 Stewart Ave., Suite 550	Garden City,	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Bradley Grossman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Pinetree Capital Management LLC_____, as of ___December 3/2002_____, 2002___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JEROME HARRIS
Notary Public, State of New York
No. 30-4750088
Qualified in Nassau County
Commission Expires
SEPT. 30, 2005

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
  (516) 227-2525
  Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

Independent Auditor's Report

To the Member of
Pinetree Capital Management LLC

We have audited the accompanying statement of financial condition of Pinetree Capital Management LLC as of December 31, 2002, and the related statements of income, changes in member capital, and cash flows for the period from inception (March 14, 2002) to December 31, 2002 then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinetree Capital Management LLC as of December 31, 2002, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 18, 2003

PINETREE CAPITAL MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 379,249
Interest receivable	2,127
Prepaid expenses	931
Furniture and equipment at cost, less accumulated depreciation of $ 125	1,121
Organization costs, less accumulated amortization of $ 1,296	18,126
Security deposits	3,974
	$ 405,528

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	$ 0
Member's Capital	405,528
	$ 405,528

The accompanying notes are an integral part of the financial statements.

PINETREE CAPITAL MANAGEMENT LLC
INCOME STATEMENT
For the period March 14, 2002 through December 31, 2002

REVENUES

Interest and dividends	$	2,127

EXPENSES

Occupancy	7,624
Communications and data processing	1,634
Other operating expenses	9,760
	19,018

NET INCOME (LOSS)	$	(16,891)

The accompanying notes are an integral part of these financial statements.

PINETREE CAPITAL MANAGEMENT LLC
STATEMENT OF MEMBER CAPITAL
For the period ended December 31, 2002

	Member Capital
Balance at 3/14/2002	$ -0-
Contributed capital	422,419
Net Income (Loss)	(16,891)
Balance at 12/31/2002	$ 405,528

The accompanying notes are an integral part of these financial statements.

PINETREE CAPITAL MANAGEMENT LLC
STATEMENT OF CASH FLOWS
For the period March 14, 2002 through December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ (16,891)
Adjustments to reconcile net income to net	
cash used in operating activities:	
Depreciation and amortization	1,421
Increase in interest receivable	(2,127)
Increase in prepaid expenses	(931)
Increase in security deposits	(3,974)
NET CASH PROVIDED (USED) IN OPERATING ACTIVITIES	(22,502)

CASH FLOWS FROM INVESTING ACTIVITIES:

Member's contributed capital	422,419
Increase in organization costs	(19,422)
Purchase of equipment	(2,146)
NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES	401,751
INCREASE (DECREASE) IN CASH	379,249
CASH AT BEGINING OF YEAR	$ 0
CASH AT END OF YEAR	$ 379,249

The accompanying notes are an integral part of these financial statements.

PINETREE CAPITAL MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a full disclosed broker-dealer registered with the Securities and exchange commission (SEC) and is a member of The National Association of Security Dealers (NASD). The company is a New York Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

SECURITY TRANSACTIONS

Principal transactions are recorded on a trade date basis.

COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

DEPRECIATION

Depreciation is provided on a straight-line basis over estimated useful lives of five years.

STATEMENT OF CASH FLOWS

For the purpose of The Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company rule is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At December 31, 2002, the Partnership has net capital of $379,249 which was $279,249 in excess of its required net capital of $100,000. The Company's net capital ratio was 0 to 1.

PINETREE CAPITAL MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS (CON'T)

4. COMMITMENTS AND CONTINGENCIES

The company has no obligations under operating leases with initial noncancelable terms in excess of one year. Minimum aggregate rentals for office space and equipment at December 31, 2002 are approximately as listed below:

2003	$ 24,239
2004	25,207
Aggregate amount thereafter	15,043

Rent expense for the year ended December 31, 2002 aggregated $7,624.

The company has not been named as a defendant in any lawsuit and management is unaware of any pending claims.

SCHEDULE I
PINETREE CAPITAL MANAGEMENT LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

NET CAPITAL

Total member capital		405,528
Deductions:		
A. Non-allowable assets	$ 26,279	
		26,279
Net capital before haircuts on securities positions		379,249
Haircuts on securities (computed where applicable,		
pursuant to rule 15c3-1(f))		-0-
Net Capital		$ 379,249

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ -0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 279,249
Excess net capital at 1,000%	$ 37,924
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II
of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 379,250
Net audit adjustments	(1)
Net capital per above	$ 379,249

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Pinetree Capital Management LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pinetree Capital Management LLC (the Company), for the year ended December 31 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of

their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
February 18, 2003